UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 27, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☑      Form 40-F     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES HEREIN TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155937) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING REFERENCES TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVEMENTIONED REGISTRATION STATEMENT OF ING GROEP N.V.

ING Groep N.V. is providing on this Form 6-K updated information on the following, which appears immediately following this page:
•	Factors affecting results of operations

•	Consolidated results of operations for the period ended September 30, 2009

•	Liquidity and capital resources for the period ended September 30, 2009

FACTORS AFFECTING RESULTS OF OPERATIONS
Fluctuations in exchange rates
ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations both through the trading activities for our own account and because of the fact that we publish our financial statements in euros. Because a substantial portion of our income and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the US dollar, the Australian dollar, the Canadian dollar, the Turkish lira, the Japanese yen, the Korean won, the Pound sterling and the Polish zloty into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realized results in non-Euro currencies are translated into euro by monthly hedging. See “Derivatives and Hedge Accounting” under Note 23 of Note 2.1.4. to our 2008 consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. For the main foreign currencies, in which ING’s income and expenses are denominated namely the US dollar, Pound sterling, Canadian dollar, Australian dollar, Turkish lira and Polish zloty, the translation risk is managed taking into account the effect of translation results on the Tier-1 ratio. For all other currencies the translation risk is managed within a Value-at-Risk limit.
The weakening of most currencies against the euro during 2008 had a negative impact of EUR 163 million on (underlying) net result. In 2007 and 2006 exchange rates influenced net result, respectively, by EUR 159 million negatively and EUR 20 million positively.
For the first three quarters of 2009, the four quarters of 2008 and the years 2007 and 2006, the average quarterly or yearly exchange rates, as applicable (which are the rates ING uses in the preparation of the financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

	Average(1)
	September	June	March 31,	December	September	June 30,	March 31,
	30, 2009	30, 2009	2009	31, 2008	30, 2008	2008	2008	2007	2006

US dollar	1.431	1.371	1.319	1.345	1.511	1.566	1.514	1.375	1.257
Australian dollar	1.702	1.810	1.985	1.922	1.694	1.664	1.674	1.639	1.664
Canadian dollar	1.575	1.608	1.641	1.590	1.559	1.579	1.509	1.470	1.422
Pound sterling	0.874	0.888	0.919	0.844	0.795	0.792	0.761	0.686	0.682
Japanese yen	133.816	133.099	124.067	130.787	161.518	162.530	159.662	161.685	146.188
South Korean won	1,761.229	1,775.507	1,829.427	1,748.390	1,640.584	1,589.005	1,438.376	1,275.553	1,199.330
Turkish lira	2.144	2.169	2.160	1.995	1.825	1.973	1.838	1.786	1.798
Polish zloty	4.235	4.506	4.509	3.741	3.327	3.425	3.566	3.781	3.897

(1)	Average exchange rates are calculated on a quarterly basis as from 2008 and on an annual basis before 2008.
Source: Reuters.
For the first three quarters of 2009 and for the years 2008, 2007 and 2006, the quarterly-end or year-end exchange rates, as applicable (which are the rates ING uses in the preparation of the financial statements for balance sheet items not denominated in euros) were as follows for the currencies specified below:

	Three		Three
	months	Three	months
	ended	months	ended
	September	ended June	March 31,
	30, 2009	30, 2009	2009	2008	2007	2006
US dollar	1.466	1.413	1.332	1.396	1.472	1.318
Australian dollar	1.661	1.736	1.922	2.026	1.676	1.669
Canadian dollar	1.573	1.628	1.670	1.710	1.444	1.528
Pound sterling	0.911	0.851	0.930	0.956	0.734	0.671
Japanese yen	133.192	135.410	131.153	126.354	164.818	156.768
South Korean won	1,726.099	1,799.645	1,837.080	1,758.269	1,378.100	1,225.973
Turkish lira	2.173	2.163	2.226	2.143	1.718	1.865
Polish zloty	4.227	4.459	4.686	4.175	3.586	3.832
Source: Reuters.
Impact of financial crisis
Like other financial institutions, ING was materially adversely impacted by the financial crisis, which started in the US subprime mortgage market in early 2007 and intensified over 2008 and 2009 as prices fell across most major asset classes throughout the world. Equity markets lost significant ground and real estate prices were, and remain, generally under pressure. Credit spreads widened significantly, both in the US and Europe. As liquidity became tight, central banks around the world were quick to provide funding to prevent the interbank market from drying up. There were also a number of significant financial institutions that failed in 2008 and 2009. As the financial crisis spread beyond the financial sector it also affected consumer confidence, other sectors and economic growth. For details regarding the impact of the credit and liquidity crisis on ING’s assets and results, see “Risk Management” under Note 2.2.1. to our 2008 consolidated financial statements.
As a result of the deteriorating market conditions throughout 2008 and 2009 ING Group incurred negative revaluations on its investment portfolio, which impacted shareholders’ equity. Furthermore, ING Group incurred impairments, fair value changes and trading losses, which impacted its profit and loss account (“P&L”).
Impact in the three months ended September 30, 2009
The following table shows the accounting classifications of our asset-backed securities portfolio as of September 30, 2009:
Total ABS exposure as of September 30, 2009(1)

						Fair
						Value
			Investments			through
	Loans and		held to	Investments		profit
	advances		maturity	available for sale		and loss	Total
	Balance	Revaluation	Balance	Balance	Revaluation	Balance	Balance	Revaluation
	sheet	after	sheet	sheet	after	sheet	sheet	after
(EUR billions)	value	tax	value	value	tax	value	value	tax
US agency RMBS				11.8	0.1	0.3	12.1	0.1
US prime RMBS				3.0	(0.4)		3.0	(0.4)
US Alt-A RMBS				2.9	(0.4)	0.1	3.0	(0.4)
US Subprime RMBS				1.3	(0.7)		1.3	(0.7)
Non-US RMBS	19.7	(0.8)	0.1	1.7	(0.1)		21.5	(0.9)
CMBS	1.7	(0.2)	0.7	5.1	(1.3)	0.1	7.6	(1.5)
CDO/CLO	1.1			0.4	(0.1)	2.8	4.3	(0.1)
Other ABS	6.2	(0.2)	0.4	1.5	(0.1)	0.2	8.3	(0.3)

Total	28.7	(1.2)	1.2	27.7	(3.0)	3.5	61.1	(4.2)

(1)	Total ABS contains Banking book and Insurance general account but excludes the trading book and Insurance separate account.
The following table shows the pre-tax impact on the income statement of impairments, fair value changes, and other market impacts of ING Group for the periods indicated:

	Three months	Three months
	ended	ended	Three months
	September 30,	September 30,	ended June 30,
(EUR millions)	2009	2008	2009
Subprime RMBS	(151)	(30)	(49)
Alt-A RMBS	(580)	(198)	(323)
Prime RMBS	(26)	0	(21)
Other ABS	(18)	0	(19)
CDO/CLO	73	(181)	85
Other debt securities and monoliners	(5)	(499)	(80)
Impairments / fair value changes debt securities	(707)	(908)	(407)
Equity securities impairments	(29)	(535)	(64)
Capital gains on equity securities	182	192	72
Hedges on direct equity exposure	(232)	199	(417)
Hedges on indirect equity exposure	(134)	0	(346)
DAC unlocking	104	(233)	176
Equity related impact	(109)	(377)	(579)
Real Estate revaluations / impairments	(524)	(213)	(694)
Private equity revaluations	82	(125)	8
Real Estate / Private equity	(442)	(338)	(686)
Capital gains on debt securities	165	(18)	36
Other market impact	211	(387)	223
Other	376	(405)	259
Total market impacts	(882)	(2,028)	(1,413)
Loan loss provisions Bank	(662)	(373)	(852)

Total market volatility and risk costs	(1,544)	(2,401)	(2,265)

As a result of entering into the Illiquid Assets Back-Up Facility, our total exposure to ABS was reduced. See “Business—Recent Developments—Transactions with the Dutch State”.
Market-related impacts remained substantial in the third quarter of 2009. The deteriorating US housing market, with rising delinquencies and foreclosures, triggered further impairments on US RMBS. The remaining negative revaluation reserve on ING’s total Alt-A RMBS portfolio that has not passed through the income statement amounted to EUR (609) million before tax, or EUR (394) million after tax as of September 2009.

ING’s de-risking actions shielded the balance sheet from a more profound impact, while hedges on direct and indirect equity exposure with a notional value of EUR 4.6 billion had a negative pre-tax impact on the consolidated income statement of EUR 366 million for the three months ended September 30, 2009.
Impact on ABS and CDOs
ING’s exposure to ABS declined to EUR 61.1 billion as at September 30, 2009 from EUR 64.4 billion at June 30, 2009. ING’s ABS portfolio mainly consists of US agency RMBS and European RMBS. ABS in the Available-for-Sale (“AFS”) investment portfolio declined from EUR 29.0 billion as of June 30, 2009 to EUR 27.7 billion as of September 30, 2009.
ING’s Alt-A RMBS portfolio declined slightly from EUR 3.1 billion as of June 30, 2009 to EUR 3.0 billion as at September 30, 2009, driven by pre-payments and redemptions of underlying Alt-A mortgages, partly offset by positive revaluations. The market value increased to 58.9% of the purchase price, up from 57.4% at June 30, 2009.
The subprime RMBS portfolio amounted to EUR 1.3 billion as at September 30, 2009. The market value of ING’s subprime RMBS increased to 48.6% of the purchase price from 44.8% at June 30, 2009.
ING’s CDO/CLO portfolio was EUR 4.3 billion at September 30, 2009. The CDOs in ING’s portfolio generally reference investment-grade corporate credit.
The CMBS portfolio had a market value of EUR 7.6 billion. ING’s CMBS portfolio was fair valued at 79%, up from 74% as of June 30, 2009.
Impact on Equity Securities
ING’s listed equity portfolio increased to EUR 6.1 billion at September 30, 2009, up from EUR 5.5 billion at June 30, 2009. ING holds put options on the Eurostoxx 50 to hedge ING Insurance’s listed equity portfolio. The total nominal hedged amount was EUR 3.9 billion at the end of September. However, the effectiveness of the hedge has declined given positive equity markets. In the US, ING holds a hedge to protect Insurance regulatory capital. This hedge is a put spread collar and had a notional of USD 1 billion (or EUR 0.7 billion) as of September 30, 2009.
Impact on other Asset Classes
ING Insurance had EUR 1.7 billion in private equity and alternative investments as of September 30, 2009.
ING’s direct real estate exposure as of September 30, 2009 was EUR 14.4 billion, of which EUR 8.6 billion is subject to revaluation through the income statement.
Impact on Loan Losses
Additions to provisions for loan losses remained elevated in the three months ended September 30, 2009. Underlying net additions to loan losses were EUR 665 million (inclusive of EUR 34 million for loan modification in ING Direct’s US mortgage book), or an annualized 92 basis points of average credit-risk weighted assets (“CRWA”) (or 87 basis points, if calculated exclusive of loan modifications in ING Direct’s US mortgage book). ING expects risk costs in the coming quarters to be around the levels of the first three quarters of 2009.
As of September 30, 2009, ING Bank’s non-performing residential mortgage loans totaled 1.3% of total outstanding mortgage loans. A non-performing mortgage loan is a mortgage loan that shows a delinquency of more than 90 days. In the case of 90 days delinquency, the whole loan is considered to be non-performing. The table below shows the breakdown by geographic region of outstanding and non-performing residential mortgage loans held by the banking business as of September 30, 2009.

	Mortgage Loans as of		Mortgage Loans as of
	September 30, 2009		June 30, 2009
		Non-performing	Non-performing
		(as a percentage of	(as a percentage of
	Outstanding	outstanding as of	outstanding as of
	(in EUR billions)	September 30, 2009)	June 30, 2009)
Netherlands	136.9	1.0%	1.0%
Germany	45.7	0.9%	0.9%
United States	24.6	4.3%	4.1%
Belgium and Luxembourg	21.9	2.2%	2.2%
Australia	21.6	0.6%	0.8%
Canada	15.9	0.4%	0.4%
Spain	7.4	0.4%	0.4%
Italy	5.6	0.4%	0.3%
Poland	1.3	0.2%	0.2%
United Kingdom	1.3	0.0%	0.0%
Turkey	0.8	1.4%	1.4%
Romania	0.5	0.4%	0.4%
India	0.5	1.3%	1.1%

Total / Average	284.1	1.3%	1.3%

As of September 30, 2009, ING Bank’s non-performing commercial loans totaled 3.5% of total outstanding commercial loans. A non-performing commercial loan is a commercial loan that is classified as defaulted according to Basel II default triggers/definitions. The table below shows the breakdown by business line of ING Bank’s outstanding and non-performing commercial loans as of September 30, 2009.

	Commercial Loans as of		Commercial Loans as
	September 30, 2009		of June 30, 2009
		Non-performing	Non-performing
		(as a percentage of	(as a percentage of
	Outstanding	outstanding as of	outstanding as of
	(in EUR billions)	September 30, 2009)	June 30, 2009)
Business Lending(1)	42	2.7%	2.0%
Retail Lending(2)	59	3.2%	2.9%
Structured Finance	45	4.1%	4.1%
Real Estate Finance	34	4.4%	4.3%
Leasing	20	3.5%	3.5%
Other	6	2.9%	2.2%

Total / Average	206	3.5%	3.2%

(1)	Business Lending is comprised of loans to Commercial Banking clients.

(2)	Retail Lending is comprised of loans to mid-corporates and SMEs.
ING Bank’s coverage ratio of loan loss provisions over provisioned loans was 35% at September 30, 2009, as the proportion of collateralized lending in ING Bank’s loan book is relatively high. The table below shows the breakdown by business line of ING Bank’s coverage ratio of loan loss provisions over provisioned loans as of September 30, 2009 and June 30, 2009:

	As of September 30, 2009	As of June 30, 2009
Benelux Mortgages	7%	7%
Benelux Other Retail Lending	47%	42%
ING Direct	45%	39%
Structured Finance	37%	28%
Real Estate Finance	19%	15%
Leasing	26%	24%
Business Lending(1)	60%	52%

Total ING Bank:	35%	33%

(1)	Business Lending is comprised of loans to Commercial Banking clients.
The total provisions at September 30, 2009 for the commercial loan book were EUR 2.7 billion, compared with EUR 1.6 billion for the remainder of the loan book.
Impact on Risk-Weighted Assets
Risk-weighted assets (“RWA”) decreased by EUR 8 billion to EUR 337 billion as of September 30, 2009. Credit rating migration added around EUR 5 billion of RWA, on balance, entirely due to rating downgrades of ABSs held by the Bank. Management actions offset the increase in RWA. The reduction of the balance sheet released EUR 7 billion of RWA. Other factors, including the shift to the Basel II advanced rating-based approach in a business unit that was formerly under the standardized approach, reduced RWA by EUR 3 billion for the three months ended September 30, 2009. Currency effects contributed EUR 3 billion to the reduction of RWA.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2009
The following should be read in conjunction with our the consolidated financial information of ING Groep N.V. as set forth in unaudited consolidated financial information and notes thereto of ING Groep N.V. as of and for the three months and nine months ended September 30, 2009 (the “Financial Information”). The Financial Information has been prepared in accordance with IFRS-EU. IFRS-EU differs in certain respects from IFRS-IASB. See “Shareholders’ Equity and Net Result on the Basis of IFRS-IASB” under Note 2.4 to the 2008 consolidated financial statements for a description of the differences between IFRS-EU and IFRS-IASB. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under IFRS-EU.
The following table sets forth the consolidated results of operations of ING Group and its insurance and banking operations for the nine month periods ended September 30, 2009 and 2008:

	Insurance(1)		Banking(1)		Eliminations		Total
	Nine months ended		Nine months ended		Nine months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
	2009	2008	2009	2008	2009	2008	2009	2008
(EUR millions)	unaudited
Gross premium income	23,816	34,109					23,816	34,109
Interest result banking operations			9,387	7,869	109	57	9,278	7,812
Commission income	1,469	1,565	1,991	2,176			3,460	3,741
Investment and other income	2,153	7,281	(1,326)	265	144	139	684	7,406

Total income	27,438	42,954	10,053	10,310	253	196	37,237	53,067
Underwriting expenditure	24,016	36,475					24,016	36,475
Other interest expenses	786	907			253	196	533	711
Operating expenses	3,340	4,027	7,478	7,514			10,818	11,541
Impairments/additions to the provision for loan losses	54	68	2,290	704			2,344	772

Total expenditure	28,198	41,478	9,768	8,218	253	196	37,712	49,500

Result before tax	(760)	1,477	285	2,091			(476)	3,568
Taxation	(130)	94	(11)	483			(141)	577

Result before minority interests	(630)	1,382	296	1609			(335)	2,991
Minority interests	14	38	(125)	(29)			(112)	9

Net result	(644)	1,344	421	1,638			(223)	2,982

Result before tax	(760)	1,477	285	2,091			(476)	3,568
Gains/losses on divestments(2)	226	(225)	0	0			226	(225)
Result divested units	4	(88)	0	0			4	(88)

Special items(3),(4)	416	72	483	199			899	271

Underlying result before tax	(114)	1,236	768	2,290			654	3,526

(1)	Excluding intercompany eliminations.

(2)	Divestments Insurance: sale Canada (EUR 46 million, 2009), sale Industry Pension Funds (EUR 160 million, 2009), sale Chile (EUR 12 million, 2009), sale Argentina (EUR 8 million, 2009), sale NRG (EUR 15 million, 2008), sale Chile Health business (EUR (62) million, 2008), sale Mexico Insurance (EUR (182) million, 2008).

(3)	Special items Banking: restructuring provision, as part of the initiative to reduce operating expenses ING Group by EUR 1 billion for the year 2009, (EUR 352 million, 2009), Illiquid Assets Back-Up Facility (EUR (69) million, 2009) provision for Retail Netherlands Strategy (EUR 160 million, 2009, EUR 199 million, 2008), not launching ING Direct Japan (EUR 39 million, 2009).

(4)	Special items Insurance: restructuring provision (EUR 245 million, 2009), Illiquid Assets Back-Up Facility (EUR 118 million, 2009), One Insurance NL (EUR 53 million, 2009), restructuring costs (mainly CitiStreet EUR 73 million, 2008) .

Three months ended September 30, 2009 compared to three months ended September 30, 2008
The following table sets forth the consolidated results of operations of ING Group and its insurance and banking operations for the three-month periods ended September 30, 2009 and 2008:

	Insurance(1)		Banking(1)		Eliminations		Total
	Three months ended		Three months ended		Three months ended		Three months ended September
	September 30,		September 30,		September 30,		30,
	2009	2008	2009	2008	2009	2008	2009	2008
	unaudited
	(EUR millions)
Premium income	7,632	10,380					7,632	10,380
Interest result banking operations			3,165	2,643	66	33	3,099	2,610
Commission income	498	557	717	704			1,215	1,261
Investment and other income	892	2,159	(714)	(722)	16	49	161	1,388

Total income	9,022	13,096	3,168	2,625	82	82	12,108	15,639
Underwriting expenditure	7,352	11,831					7,352	11,831
Other interest expenses	245	309			82	82	163	227
Operating expenses	1,037	1,362	2,327	2,504			3,364	3,866
Impairments/additions to the provision for loan losses	18	31	665	373			683	404

Total expenditure	8,652	13,533	2,992	2,877	82	82	11,562	16,328

Result before tax	370	(437)	176	(252)			545	(689)
Taxation	51	(92)	4	(127)			55	(219)

Result before minority interests	319	(346)	172	(124)			490	(470)
Minority interests	8	4	(16)	4			(9)	8

Net result	311	(350)	188	(128)			499	(478)

Result before tax	370	(437)	176	(252)			545	(689)
Gains/losses on divestments(2)	173	(178)					173	(178)
Result divested units	4	47					4	47

Special items(3),(4)	40	73	98	36			138	109

Underlying result before tax	587	(496)	274	(216)			861	(712)

(1)	Excluding intercompany eliminations.

(2)	Divestments Insurance, sale Industry Pension Funds (EUR 160 million, 2009), sale Chile (EUR 12 million, 2009), sale Mexico Insurance (EUR (182) million, 2008).

(3)	Special items Banking: restructuring provision, as part of the initiative to reduce operating expenses ING Group by EUR 1 billion for the year 2009, (EUR 36 million, 2009), provision for Retail Netherlands Strategy (EUR 62 million, 2009, EUR 35 million, 2008).

(4)	Special items Insurance: restructuring provision (EUR (12) million, 2009), One Insurance NL (EUR 53 million, 2009), restructuring costs (mainly CitiStreet EUR 73 million, 2008)
GROUP OVERVIEW
The Group’s net result rose EUR 977 million to EUR 499 million for the three months ended September 30, 2009 from a loss of EUR 478 million in the three months ended September 30, 2008, reflecting gradually improved market conditions as financial markets continued to stabilize and the successful implementation of cost-containment initiatives. An improvement in equity markets led to realized gains that helped to temper losses from other equity-related impacts. Global real estate markets remained depressed, however, leading to fair value losses on that asset class, and the weak US housing market and rising delinquencies again resulted in impairments on mortgage-backed securities.

The net result of the banking operations increased to EUR 188 million for the three months ended September 30, 2009 compared to a loss of EUR 128 million in the same period of 2008 and a loss of EUR 118 million in the second quarter of 2009. The Bank’s performance in the three months ended September 30, 2009 was driven by higher interest margins, an improvement in other income, and lower expenses due to cost-containment initiatives and one-time events. The interest margin for the three months ended September 30, 2009 rose 40 basis points from the same period in 2008 to 1.40%, supported by the reduction of the balance sheet. Market-related impacts on the banking operations were EUR (1,121) million and consisted primarily of impairments on debt securities of EUR (664) million, mainly related to the retained portion of ING Direct’s Alt-A RMBS portfolio, and real estate revaluations and impairments of EUR (423) million. Risk costs improved for the three months ended September 30, 2009 compared with the previous quarter, but remained elevated, reflecting the persistently challenging credit environment. Risk costs for the three months ended September 30, 2009 totaled EUR 665 million (inclusive of EUR 34 million for loan modification in ING Direct’s US mortgage book), or an annualized 92 points of CRWA (or 87 points, if calculated exclusive of loan modifications in ING Direct’s US mortgage book), compared to 118 basis points in the second quarter. ING expects risk costs in the coming quarters to be around the levesl of the first three months of 2009.
The net result of the insurance operations increased to EUR 311 million for the three months ended September 30, compared to a loss of EUR 350 million in the same period of the previous year and EUR 189 million in the second quarter of 2009. These results reflect the continuing impact of lower sales and margin pressure, which resulted in part from efforts to de-risk portfolios, and expenses that were on par with the previous quarter. On balance, market-related impacts had a positive contribution of EUR 240 million at Insurance in the three months ended September 30, 2009. Favorable market-related impacts included realized gains on equity and debt securities of EUR 235 million (net of impairments), DAC unlocking of EUR 104 million, private equity revaluations of EUR 82 million and other positive impacts totaling EUR 286 million. These items more than offset the negative impacts of EUR (366) million of hedge results and EUR (101) million of real estate revaluations.
The Group’s result before tax was EUR 545 million for the three months ended September 30, 2009. Taxation for the three months ended September 30, 2009 was EUR 55 million and minority interests totaled EUR (9) million. The Group’s quarterly net result for the three months ended September 30, 2009 was EUR 499 million.
The net result per share was EUR 0.25. Total shares outstanding in the market were 2,063 million at the end of September 2009, compared with 2,063 million at the end of June. The average number of shares used to calculate earnings per share over the three months ended September 30, 2009 is 2,025 million.
INSURANCE OPERATIONS
Income
Total premium income fell 26.5% for the three months ended September 30, 2009 compared to the same period of 2008, mainly due to lower sales, most notably in the US and Asia/Pacific, where we acted to reduce our variable annuity sales. In Europe, premiums increased 16.2% excluding the currency impact, with EUR 436 million related to a change in the recognition of premiums in the Netherlands.
Commission income for the three months ended September 30, 2009 decreased 8.5% on a constant currency basis, particularly in the Americas and Asia/Pacific, due to lower average assets under management.
“Investment and other income” dropped 58.7% for the three months ended September 30, 2009 compared to the same period in 2008, mainly as a result of negative fair value changes on derivatives that hedge equity exposures and guaranteed benefits in the US and Japan’s variable annuity businesses. This decrease was largely offset by lower provisioning on variable annuities in the US and Japan, and lower DAC amortisation in the US, which is reflected in underwriting expenditure.

New sales (APE) declined 19.9% following lower sales in the US, Central Europe and Asia/Pacific. This was mainly caused by lower demand for investment-oriented products. In the Benelux, sales rose 66.1%, largely due to the change in the recognition of life premiums in the Netherlands.
Expenses
Operating expenses fell 23.9% in the three months ended September 30, 2009 compared to the three months ended September 30, 2008 as a result of cost containment measures implemented across all of the business lines and lower sales-related expenses due to lower production. Compared with the second quarter of 2009, operating expenses in the third quarter of 2009 were flat.
Result before tax and net result
The result before tax from the Group’s insurance activities for the three months ended September 30, 2009 increased by EUR 807 million, or 184.7%, to EUR 370 million, from a loss of EUR 437 million in the same period of 2008. Net result for the Group’s insurance operations for the three months ended September 30, 2009 increased by EUR 661 million, or 188.9%, to EUR 311 million, from a loss of EUR 350 million in the same period of 2008.
Underlying result before tax
Insurance recorded an underlying result before tax of EUR 587 million for the three months ended September 30, 2009 compared to a loss of EUR 496 million in the same period of 2008, principally due to the positive market impact of EUR 240 million for the three months ended September 30, 2009 and the negative market impacts of EUR 942 million in the same period in 2008. The positive market related items consisted of EUR 235 million of realized gains on equity and debt securities net of impairments, EUR 104 million of positive DAC unlocking, EUR 82 million of private equity revaluations, and other positive impacts totaling EUR 286 million. These factors were partially offset by the negative impact of EUR (366) million of hedge results and EUR (101) million of negative real estate revaluations.
BANKING OPERATIONS
Income
Total income for the three months ended September 30, 2009 rose to EUR 3,168 million, or 20.7%, compared with the three months ended September 30, 2008, driven by higher interest income. Compared with the second quarter of 2009, income in the third quarter of 2009 was up 6.3%. Third quarter 2009 interest income increased by 19.8% to EUR 3,165 million, primarily due to improvement of the interest margin and more favorable yield curves in Commercial Banking and ING Direct. Total interest margin increased to 1.40% for the three months ended September 30, 2009, up 40 basis points compared with the third quarter of 2008, supported by balance sheet de-leveraging. Compared with the second quarter of 2009, total interest income for the three months ended September 30, 2009 decreased by 0.6%, while the interest margin was up 9 basis points due to further reduction of the balance sheet.
Commission income increased by 1.8% to EUR 717 million in the three months ended September 30, 2009 compared to the third quarter of 2008, as a decline in Retail Banking was more than offset by higher fees in Commercial Banking and ING Direct. Compared with the second quarter of 2009, commission income in the three months ended September 30, 2009 rose 8.0% due to higher fees on asset management activities and brokerage and advisory services.
In the three months ended September 30, 2009, investment income declined from EUR (517) million in the third quarter of 2008 to EUR (674) million, including EUR (673) million of impairments (compared to EUR (545) million in the third quarter of 2008), primarily on ING Direct’s retained Alt-A portfolio, and EUR (133) million of negative fair value changes on direct real estate investments.

“Other income” improved from EUR (205) million for the three months ended September 30, 2008 to EUR (40) million for the three months ended September 30, 2009, due mainly to increased net trading income, which more than offset negative valuation results on non-trading derivatives and higher losses from associates (mainly at ING Real Estate). For the three months ended September 30, 2009, ‘other income’ included a EUR (75) million negative impact of fair value changes on the Bank’s own Tier 2 debt as well as EUR (61) million of impairments on assets held for sale by ING Real Estate.
Expenses
Operating expenses fell 7.1%, or EUR 177 million for the three months ended September 30, 2009, compared to the three months ended September 30, 2008 despite impairments on real estate development projects in Commercial Banking and higher deposit insurance premiums at ING Direct. These impacts were more than offset by cost-containment initiatives, the one-time settlement of a vendor contract and the release of an employee benefits provision in Belgium. Compared with the second quarter of 2009, expenses were 5.4% lower. As of September 30, 2009, headcount had been reduced by 4,105 FTEs as part of the Back to Basics program, exceeding the expected reduction of 2,800 positions for 2009.
Impairments/Additions to the provision for loan losses
ING Bank added EUR 665 million to the loan loss provisions for the three months ended September 30, 2009 compared with EUR 852 million in the second quarter of 2009 and EUR 373 million for the three months ended September 30, 2008. For the three months ended September 30, 2009, gross additions to the loan loss provisions were EUR 849 million, while releases increased to EUR 184 million.
Result before tax and net result
The result before tax for the three months ended September 30, 2009 increased by EUR 428 million to a result of EUR 176 million, from a loss of EUR 252 million for the three months ended September 30, 2008. Net result increased by EUR 316 million to a profit of EUR 188 million for the three months ended September 30, 2009 from a loss of EUR 128 million for the three months ended September 30, 2009.
Underlying result before tax
Banking’s underlying result before tax was EUR 274 million compared to a loss of EUR 216 million in the same quarter last year. The improvement was driven by higher interest results and the positive impact of cost-containment initiatives, partly offset by higher additions to the loan loss provisions. The underlying result before market-related impacts and risk costs rose to more than EUR 2.0 billion for the three months ended September 30, 2009, compared with EUR 1.2 million in the same period last year and EUR 1.8 billion in the second quarter of 2009.
Consolidated Assets and Liabilities
The following table sets forth ING Group’s consolidated assets and liabilities as of September 30, 2009 and as of June 30, 2009:

	As of September 30,	As of June 30,
	2009	2009
(EUR billions, except amounts per share)	unaudited
Investments	208.2	207.5
Financial assets at fair value through the profit and loss account	243.1	238.8
Loans and advances to customers	577.9	589.4
Other assets	158.7	152.2

	As of September 30,	As of June 30,
	2009	2009
(EUR billions, except amounts per share)	unaudited
Total assets	1,187.9	1,187.9

Insurance and investment contracts:
Life	221.9	214.6
Non-life	3.7	3.9
Investment contracts	11.2	19.5

Total insurance and investment contracts	236.8	238.0

Customer deposits and other funds on deposit(1)	459.2	461.8
Debt securities in issue/other borrowed funds	142.6	149.3

Total liabilities (including minority interests)	1,151.4	1,155.6

Non-voting equity securities	10.0	10.0
Shareholders’ equity	26.5	22.3
Shareholders’ equity per ordinary share (in EUR)	13.07	10.99

(1)	Customer deposits and other funds on deposit consist of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.
As of September 30, 2009 compared to June 30, 2009
ING Group’s balance sheet remained stable compared with the second quarter of 2009, with total assets of EUR 1,188 billion. An increase in assets on ING Verzekeringen N.V.’s balance sheet of EUR 11 billion offset a decline in assets on ING Bank N.V.’s balance of EUR 12 billion.
Shareholders’ equity increased by EUR 4.2 billion, or 19%, to EUR 26.5 billion as of September 30, 2009. This was mainly due to an increase of EUR 5.9 billion in the unrealized revaluations of debt and equity securities, partly offset by a decrease of EUR 1.8 billion in the revaluation reserve crediting to life policyholders.
The revaluation reserve of debt securities improved by EUR 5.2 billion to EUR 2.8 billion as of September 30, 2009, and the revaluation reserve of equity securities rose by EUR 0.7 billion to EUR 3.2 billion as of September 30, 2009.
ING Bank’s loan-to-deposit ratio, excluding securities reclassified from AFS to loans and receivables, was 1.10 at September 30, versus 1.11 at June 30, 2009.
Compared with September 30, 2008, ING Bank’s balance sheet has been reduced to EUR 900 billion in total assets, a reduction of EUR 176 billion, or 16.3%, including the third-quarter 2009 reduction.
Segment Reporting
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure.
The following table sets forth the contribution of our six business lines to our underlying result before tax for the three months ended September 30, 2009.

Three months ended
 September 30, 2009
       unaudited

	Insurance	Insurance	Insurance	Commercial	Retail			Total
(EUR millions)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other(1)	Group
Total income	3,264	3,934	2,121	1,213	1,822	282	(528)	12,108
Total expenditure	3,106	3,643	1,898	964	1,350	642	(41)	11,562

Result before tax	158	291	223	249	472	(360)	(487)	545

Gains/losses on divestments	160	16						176
Special items	40			18	76	2	3	139
Underlying result before tax	358	307	223	267	548	(358)	(484)	861

(1)	Other mainly includes items not directly attributable to the business lines and intercompany relations. See Note “Primary Reporting Format-Business Segment under Note 49 of Note 2.1.6. to the 2008 Financial Statements for further disclosure of ING’s segment reporting.
The business lines are analyzed on a total basis for Income, Expenses and Result before tax, the geographical analyses are based on underlying figures.
INSURANCE EUROPE

	Three months ended September 30,
	2009	2008
	unaudited	unaudited
	(EUR millions)
Premium income	2,428	2,089
Commission income	117	119
Investment and Other income	719	857

Total income	3,264	3,065

Underwriting expenditure	2,664	2,401
Other interest expenses	57	148
Operating expenses	385	417
Other impairments		(3)

Total expenditure	3,106	2,963

Result before tax	158	101
Gains/losses on divestments	160
Special items	40

Underlying result before tax	358	101

Three months ended September 30, 2009 compared to three months ended September 30, 2008
Income
Total income of Insurance Europe for the three months ended September 30, 2009 increased by EUR 199 million, or 6.5%, to EUR 3,264 million from EUR 3,065 million for the three months ended September 30, 2008. Premium income was up 16.2% entirely due to the change in the recognition of life premiums in the Netherlands, which offset pressure on premium income due to rising unemployment and increased competition. Investment and other income declined 16.1% in the three months ended September 30, 2009 compared to the same period of 2008 on lower direct investment income which was partly offset by lower negative revaluations. New sales (APE) were up 6.0% year-on-year mostly due to a change in the recognition of life premiums in the Netherlands. Excluding this impact, sales declined 7.3%, primarily due to lower sales in Central and Rest of Europe.
The value of new business (“VNB”) fell 61.5% in the three months ended September 30, 2009 compared to the same period of 2008 as sales were lower in all countries except in the Netherlands. Lower exchange rates for Central European currencies and the impact of the Romanian second-pillar pension fund in the third quarter of 2008.
Expenses
Operating expenses decreased 7.7% in the three months ended September 30, 2009 compared to the same period of 2008 due to strict cost control, depreciation of Central European currencies against the euro, and a change in the allocation of Group overhead.
Result before tax and underlying result before tax
Insurance Europe’s underlying result before tax was EUR 358 million for the three months ended September 30, 2009, up from EUR 101 million in the same period of 2008.
Results in the three months ended September 30, 2009 compared to the same period of 2008 were driven by favorable market impacts including higher gains on debt securities, positive private equity revaluations and a positive swing in the provision for guarantees on separate account pension contracts (net of hedging), as well as lower expenses.
INSURANCE AMERICAS

	Three months ended September 30,
	2009	2008
(EUR millions)	unaudited
Premium income	3,531	5,411
Commission income	305	354
Investment and other income	98	905

Total income	3,934	6,670

Underwriting expenditure	3,201	6,024
Other interest expenses	30	66
Operating expenses	412	683
Other impairments		1

Total expenditure	3,643	6,774

Result before tax	291	(105)
Gains/losses on divestments	12	(178)

Result before tax from divested units	4	(106)

Special items		73
Underlying result before tax	307	(316)

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Income
Total income was down 41.0% for the three months ended September 30, 2009 compared to the same period of 2008 as gross premium income declined 34.7%. Investment and other income fell 89.2% in the three months ended September 30, 2009. This reflects lower fee income and investment margins, and a loss on equity hedges in place to protect regulatory capital. Sales (APE) fell 23.0% for the three months ended September 30, 2009 compared to the same period of 2008. Individual life sales declined due to price increases and variable annuity sales decreased as ING sought to limit sales of its existing variable annuities until its new rollover product is introduced.
Expenses
Lower staff and benefit costs throughout the region led to a 39.7% decline in operating expenses for the three months ended September 30, 2009 compared to the same period of 2008.
Result before tax and underlying result before tax
The ongoing market recovery helped Insurance Americas deliver an underlying profit before tax of EUR 307 million for the three months ended September 30, 2009 compared to EUR (316) million in the same period of 2008.
INSURANCE ASIA/PACIFIC

	Three months ended September 30,
	2009	2008
	unaudited	unaudited
	(EUR millions)
Premium income	1,665	2,873
Commission income	75	82
Investment and other income	381	935

Total income	2,121	3,890

Underwriting expenditure	1,484	3,408
Other interest expenses	212	197
Operating expenses	202	266

Other impairments

Total expenditure	1,898	3,871

Result before tax	223	19
Gains/losses on divestments
Result before tax from divested units

Special items
Underlying result before tax	223	19

Three months ended September 30, 2009 compared to three months ended September 30, 2008
Income
Total income was 45.5% lower at EUR 2,121 million for the three months ended September 30, 2009, compared to the same period of 2008. This was mainly the result of lower gross premium income, which declined 27.9% largely from lower single premium business in Japan SPVA and South Korea. Investment and other income fell 59.3% for the three months ended September 30, 2009 compared to the same period of 2008 due to fair value changes on the derivatives used to hedge Japan’s SPVA guaranteed benefits, with an offset in underwriting expenditure. New sales (APE) fell 27.1% for the three months ended September 30, 2009 compared to the same period of 2008. Excluding Japan SPVA, APE declined 17.0%, predominantly on lower investment-linked product sales in South Korea and Australia. The VNB for the three months ended September 30, 2009 fell 17.2% compared to the same period of 2008, less than the fall in APE, mainly due to the cessation of Japan SPVA sales and improved value generation in Korea.
Expenses
Operating expenses for the three months ended September 30, 2009 declined 24.1% compared to the same period in 2008. All countries contributed to the decline in expenses with the exception of Malaysia where new business growth was robust, and Australia where a one-off administrative provision was booked.
Result before tax and underlying result before tax
Underlying result before tax and results before tax were EUR 223 million for the three months ended September 30, 2009 compared with EUR 19 million in the same period of 2008. Results improved as market-related impacts turned positive, mainly due to Japan SPVA.
COMMERCIAL BANKING

	Three months ended September 30,
	2009	2008
	Unaudited
	(EUR millions)
Interest result	942	738
Commission income	324	293
Investment and other income	(53)	(82)

Total income	1,213	950

Operating expenses	730	715
Additions to the provision for loan losses	234	195

Total expenditure	964	910

Result before tax	249	40
Special items	(18)

Underlying result before tax	267	40

Three months ended September 30, 2009 compared to three months ended September 30, 2008
Income
Total income rose 27.7% to EUR 1,213 million for the three months ended September 30, 2009 compared to the same period of 2008, despite EUR 52 million higher negative revaluations, impairments and other market impacts. The interest result for the three months ended September 30, 2009 increased by 27.6% compared to the same period of

2008 driven by Financial Markets and lending activities, where higher margins more than compensated for a decline in volumes. Commission income increased 10.6% for the three months ended September 30, 2009 compared to the same period in 2008 due to higher fees in General Lending and Real Estate Investment Management. Investment income was negative, mainly due to market impacts which continued to put pressure on results.
Expenses
Operating expenses were heavily impacted by EUR 121 million of impairments on real estate development projects during the three months ended September 30, 2009. Excluding these impairments in both periods, expenses for the three months ended September 30, 2009 fell 13.6% compared to the three months ended September 30, 2008, reflecting savings from cost-containment initiatives and headcount reductions. Commercial Banking’s underlying cost/income ratio improved to 58.6% for the three months ended September 30, 2009 from 75.3% in the same period of 2008.
Additions to the provision for loan losses
Risk costs for the three months ended September 30, 2009 were EUR 234 million, which is 20% higher than the same quarter of last year, but less than half of the amount posted in the second quarter of 2009. The decline from the previous quarter was due to lower new additions coupled with one-time releases on some prior provisions in General Lending and Structured Finance.
Underlying result before tax
Commercial Banking reported an underlying result before tax of EUR 267 million for the three months ended September 30, 2009. Excluding the quarterly loss of EUR 309 million at ING Real Estate for the three months ended September 30, 2009, Commercial Banking generated a profit before tax of EUR 577 million for the three months ended September 30, 2009.
RETAIL BANKING

	Three months ended September 30,
	2009	2008
	(EUR millions)
	Unaudited
Interest result	1,439	1,349
Commission income	341	391
Investment and other income	43	84

Total income	1,823	1,825

Operating expenses	1,158	1,347
Additions to the provision for loan losses	192	93

Total expenditure	1,350	1,440

Result before tax	472	384
Special items	(76)	(36)

Underlying result before tax	548	420

Three months ended September 30, 2009 compared to three months ended September 30, 2008
Income
Total income was relatively flat for the three months ended September 30, 2009 compared with the same period in 2008. The interest result rose 6.7% for the three months ended September 30, 2009 compared to the same period of 2008, driven by an improvement in margins and higher volumes in Belgium and Central Europe. Commission income decreased 12.8% for the three months ended September 30, 2009 compared to the same period of 2008 as a result of lower fees on asset management and financial markets related products. Investment income and other income fell by EUR 41 million for the three months ended September 30, 2009 compared to the same period of 2008 mainly due to lower income on financial markets related products in the SME and mid-corporates segment.
Expenses
Operating expenses declined 14.0%, or EUR 189 million for the three months ended September 30, 2009 compared to the same period of 2008 mainly due to cost efficiencies, plus the one-time settlement of a vendor contract and the release of an employee benefits provision.
Additions to the provision for loan losses
The addition to the provision for loan losses increased by EUR 99 million for the three months ended September 30, 2009 compared to the same period last year to EUR 192 million, reflecting the economic downturn. This was especially visible in the SME and mid-corporates segment in the Benelux, while risk costs for mortgages remained low.
Underlying result before tax
Retail Banking’s underlying result before tax rose 30.5% for the three months ended September 30, 2009 compared to the same period of 2008 and 28.6% from three month period ended June 30, 2009.
The retail banking market continued to normalize during the third quarter of 2009. Competition for savings remained strong; however, a general downward movement in rates relieved some pressure on margins. Demand for lending was subdued in most markets illustrating the difficult economic environment. Nonetheless, margins on lending rose, reflecting higher risk premiums.
ING DIRECT

	Three months ended September 30,
	2009	2008
	(EUR millions)
	Unaudited
Interest result	820	647
Commission income	54	21
Investment and other income	(591)	(210)

Total income	282	458

Operating expenses	404	420
Additions to the provision for loan losses	238	85

Total expenditure	642	505

Result before tax	(360)	(47)
Divestments
Special items	(2)

Underlying result before tax	(358)	(47)

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Income
Total income fell 38.4% to EUR 282 million for the three months ended September 30, 2009 from EUR 458 million for the three months ended September 30, 2008. Total income for the three months ended September 30, 2009 includes EUR 642 million of impairments on the investment portfolio, of which EUR 575 million related to the Alt-A RMBS portfolio retained by ING following the transfer to the Dutch State under the Illiquid Assets Back-Up Facility.
The interest result rose 26.7% for the three months ended September 30, 2009 compared to the same period of 2008, driven by higher volumes and improved margins. The interest margin improved to 1.16% for the three months ended September 30, 2009 from 0.96% for the same period in 2008. Commission income more than doubled, while other income was relatively stable.
Expenses
Expenses were down 3.8% for the three months ended September 30, 2009 compared to the same period of 2008, due to strict cost control and despite EUR 29 million higher deposit insurance premiums in the US and Germany during the 2009 period. Compared with the second quarter of 2009, expenses were 7.6% lower.
Risk costs were EUR 238 million for the three months ended September 30, 2009, EUR 153 million higher than in the same period last year and EUR 68 million higher than in the second quarter of 2009. The increase compared with both quarters was mainly due to a higher rate of delinquencies and loss severities in the US mortgage market as well as the impact of loan modifications in the US mortgage portfolio.
Result before tax and underlying result before tax
ING Direct posted an underlying loss before tax of EUR 358 million for the three months ended September 30, 2009. Interest and commission income were up strongly compared with the same period last year, but could not compensate for significant impairments on the US investment portfolio and a further increase in loan loss provisions.

LIQUIDITY AND CAPITAL RESOURCES FOR THE PERIOD ENDED SEPTEMBER 30, 2009
ING Groep N.V. is a holding company whose principal assets are its investments in the capital stock of its primary insurance and banking subsidiaries. The liquidity and capital resource considerations for ING Groep N.V., ING Insurance and ING Bank vary in light of the business conducted by each, as well as the insurance and bank regulatory requirements applicable to the Group in the Netherlands and the other countries in which it does business. ING Groep N.V. has no employees and substantially all of ING Groep N.V.’s operating expenses are allocated to and paid by its operating companies.
As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at September 30, 2009 was EUR 17,599 million, at December 31, 2008, EUR 18,841 million, at December 31, 2007, EUR 14,709 million and at December 31, 2006, EUR 12,376 million. The EUR 17,599 million of debt outstanding at September 30, 2009 consisted of:
•	EUR 10 million principal amount of 9.000% perpetual debt securities issued in September 2008,

•	EUR 1,331 million principal amount of 8.500% perpetual debt securities issued in June 2008,

•	EUR 1,477 million principal amount of 8.000% perpetual debt securities issued in April 2008,

•	EUR 1,002 million principal amount of 7.375% perpetual debt securities issued in October 2007,

•	EUR 700 million principal amount of 6.375% perpetual debt securities issued in June 2007,

•	EUR 1,021 million principal amount of 8.439% perpetual debt securities issued in December 2000,

•	EUR 484 million principal amount of 7.05% perpetual debt securities issued in July 2002,

•	EUR 679 million principal amount of 7.20% perpetual debt securities issued in December 2002,

•	EUR 724 million principal amount perpetual debt securities with a variable interest rate issued in June 2003,

•	EUR 331 million principal amount of 6.20% perpetual debt securities issued in October 2003,

•	EUR 987 million principal amount perpetual debt securities with a variable interest rate issued in 2004,

•	EUR 498 million principal amount of 4.176% perpetual debt securities issued in 2005,

•	EUR 464 million principal amount of 6.125% perpetual debt securities issued in 2005,

•	EUR 677 million principal amount of 5.775% perpetual debt securities issued in 2005,

•	EUR 654 million principal amount of 5.14% perpetual debt securities issued in 2006, and

•	EUR 6,560 million debentures.
The details with respect to the debentures are as follows:

Interest rate (%)	Year of issue	Due date	Balance sheet value
			(EUR millions)
5.625	2008	September 3, 2013	1,080
4.699	2007	June 1, 2035	117
4.75	2007	May 31, 2017	1,872
variable	2006	June 28, 2011	749
variable	2006	April 11, 2016	997
4.125	2006	April 11, 2016	745
6.125	2000	January 4, 2011	1,000

			6,560
At September 30, 2009 and December 31, 2008, 2007 and 2006, ING Groep N.V. also owed EUR 1,863 million, EUR 1,254 million, EUR 174 million and EUR 35 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 1,863 million owed by ING Groep N.V. to ING Group companies at September 30, 2009, EUR 1,000 million was owed to ING Insurance companies, and EUR 1,863 million was owed to ING Bank companies, as a result of normal intercompany transactions.
In October 2008 ING issued Core Tier-1 Securities to the Dutch State for a total consideration of EUR 10,000 million. This capital injection qualifies as Core Tier-1 capital for regulatory purposes. Such securities were not issued in the years before. See “Business—Transactions with the Dutch State” and “Information Relating to ING Shares and Applicable Legal Provisions—Capital Structure, Shares—Core Tier-1 Securities”.
At September 30, 2009, December 31, 2008, 2007 and 2006, ING Groep N.V. had EUR 220 million, EUR 33 million, EUR 162 million and EUR 103 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 350 million, EUR 7,050 million, EUR 5,900 million and EUR 3,450 million in 2009, 2008, 2007 and 2006, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. Of the amounts paid to the Company, EUR 350 million, EUR 2,800 million, EUR 4,600 million and EUR 1,650 million were received from ING Insurance in 2009, 2008, 2007 and 2006, respectively; EUR 4,250 million, EUR 1,300 million and EUR 1,800 million were received from ING Bank in 2008, 2007 and 2006, respectively. On the other hand, the Company injected EUR 150 million, EUR 12,650 million and EUR 2,200 million into its direct subsidiaries during the period or year 2009, 2008, 2007, and 2006, respectively. Of the amounts injected by the Company, EUR 0 million, EUR 5,450 million, EUR 0 million and EUR 0 million were injected into ING Insurance in 2009, 2008, 2007 and 2006, respectively; EUR 150 million, EUR 7,200 million, EUR 2,200 million and EUR 0 million were injected into ING Bank in 2009, 2008, 2007 and 2006, respectively. Repayments to ING by its subsidiaries amounted to EUR 0 million, EUR 0 million and EUR 563 million in 2008, 2007 and 2006, respectively, of the amounts paid to the Company, EUR 0 million and EUR 563 million were received from ING Bank in 2007 and 2006, respectively. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.
In addition to the restrictions in respect of minimum capital and capital base requirements that are imposed by insurance, banking and other regulators in the countries in which the Group’s subsidiaries operate, other limitations exist in certain countries. For example, the operations of the Group’s insurance company subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the Insurance Commissioner of the state of domicile.
Capital Adequacy
Capital adequacy and the use of capital are monitored by ING Bank and its subsidiaries, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision and implemented by the EU and the DNB for supervisory purposes.

The following table sets forth the risk-weighted capital ratios of ING Bank N.V. as of September 30, 2009:

Nine months ended September
30, 2009
(EUR millions, other than
percentages)
Risk-Weighted Assets	337,338
Consolidated group equity:
Tier 1 Capital	32,722
Tier 2 Capital	12,101
Tier 3 Capital Supervisory deductions	(1,145)

Total qualifying capital	43,678

Tier 1 Capital Ratio	9.70%
Total Capital Ratio (Tier 1, 2 and 3)	12.95%
ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.
Adjusted Equity
To the extent our debt/equity ratio (based on adjusted equity) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted equity, the debt/equity ratio of ING increased to 13.5% in 2008 from 9.5% in 2007. The debt/equity ratio of ING Group between March 31, 2007 and September 30, 2009 has been in the range of 8.5% and 19.9%. Although rating agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio in a significant way, and for an extended period of time, could result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, such an increase of our debt/equity ratio could also likely result in greater scrutiny by regulatory authorities. Over the last year, ING has targeted a 15% debt/equity ratio for ING Group currently, but management aims to reduce the Group debt/equity ratio to 10% in the near term. In addition ING stated in its Restructuring Plan as presented on October 26, 2009 that in the coming years, as insurance units are divested, ING wants to reduce its Core Debt to zero, thereby eliminating the double leverage. These targets are reviewed at least once a year and approved by the Executive Board. During the yearly review many factors are taken into account to establish this target, such as rating agency guidance, regulatory guidance, peer review, risk profile and strategic objectives. During the year, the ratio is managed by regular reporting, forecasting and capital management actions. Management has full discretion to change the target ratio if circumstances change.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 27, 2009